August 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE
Washington, D.C. 20549

Attn:	Ruairi Regan

Re:	FG New America Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted July 22, 2020

CIK No. 0001818502

Dear Mr. Regan:

On behalf of our client, FG New America Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 11, 2020, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on July 22, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Draft Offering Statement on Form S-1 submitted July 22, 2020

Exclusive forum for certain lawsuits, page 131

1.	Please revise your disclosure to address any uncertainty as to whether a court would enforce the federal forum provision in connection with a claim under Section 22 of the Securities Act. Please note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Currently, your disclosure only addresses the question of enforceability of the provision as it relates to proceedings required to be brought in the Court of Chancery.

Response: The Company has updated the disclosure on pages 62 and 133-134 of the S-1 to address the Staff’s comment.

United States Securities and Exchange Commission

August 26, 2020

* * *

Please do not hesitate to contact Elliott Smith at (202) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Hassan Baqar, FG New America Acquisition Corp.